                                                                    EXHIBIT 4.14

                                                             English Translation


                 Conditions of Profit Participation Certificates of KRONOS International, Inc. (hereinafter referred to as "the corporation")

                                    Section 1

                   Issue of profit participation certificates

The Certificate of Incorporation of the corporation provides for the creation of a profit participation capital and the issuance of profit participation certificates.

                                    Section 2

               Establishment of profit participation certificates

(1) The profit participation certificates are issued in the name of the owner. Issued are DM 550,000,000.--, divided into 5,500,000 shares a DM 100,--. Initially one or more global certificates shall be issued for the profit participation certificates. Single certificates shall be issued only upon request of the owners of profit participation certificates. The form of the profit participation certificates is determined by the board of directors of the corporation.

(2) The profit participation certificates are assignable. The declaration of assignment must be made in writing. If single profit participation certificates have been issued, the assignment further requires the transfer of possession of the certificate in order to be valid.

                                    Section 3

Rights of the owners of profit participation certificates and comparison to the rights of owners of common shares

(1) The profit participation certificates grant a right to distributions prior to the dividends of the owners of common shares (Section 4) and a right of redemption in the case of the termination of the profit participation certificate relationship (Section 6).

(2) Further rights are not connected with the profit participation certificates, in particular no right to participate in a stockholders' meeting, no preemptive right in case of newly issued common shares of the corporation and no right to a participation in liquidation proceeds in case of a dissolution of the corporation.

                                    Section 4

                                  Distributions

(1) The owners of profit participation certificates receive an annual distribution of 4% of the nominal amount of the profit participation certificates out of the balance sheet profit which is prior to the dividend of owners of common shares.

(2) There is no right to a distribution if and to the extent that a loss would be caused thereby. If a distribution has not taken place for a certain year, it shall not be made out of net income shown in subsequent balance sheets.

(3) The distribution on profit participation certificates is payable on the first bank working day after the ordinary stockholders' meeting that approves the financial statements of the preceding fiscal year.

(4) The profit participation certificates are entitled to distributions starting January 1, 2000, i.e., for the first time for the fiscal year 2000.

(5) For the calculation of the balance sheet profit under these profit participation certificate conditions, the transfer of profits into revenue reserves and the dissolution of reserves is not taken into account.

                                    Section 5

                                    Duration

The duration of the profit participation certificate relationship is unlimited. It can be terminated by each owner of a profit participation certificate as well as by the corporation under observation of a notice period of one year to the end of the fiscal year of the corporation. The profit participation certificate relationship ends also in case of a dissolution of the corporation.

                                    Section 6

                                   Redemption

Subject to the provisions on the participation in losses, the profit participation certificates shall be repaid at their nominal value. The amount to be redeemed is payable on the first bank working day after the day of the ordinary stockholders' meeting which approves the financial statements of the fiscal year in which the termination of the profit participation certificate relationship has become effective. The amount to be repaid shall bear interest for the time between the effective date of the termination and the repayment date at the same rate as distributions for the last fiscal year.

                                    Section 7

                             Participation in losses

If the corporation shows a balance sheet loss, then the profit participation certificate capital and the equity allocable to the common shares of the corporation must be reduced proportionally. Until the termination of the profit participation certificate relationship, profits of the following years are to be used proportionally to fill up the profit participation certificate capital and the equity allocable to the corporation's common shares.

                                    Section 8

                                  Subordination

The profit participation certificate capital is subordinated to all other creditors. Consequently, in the case of a liquidation, all other creditors must be satisfied first.

                                    Section 9

              Issuance of further profit participation certificates

The owners of profit participation certificates have no right that their profit participation certificates have priority over claims of other profit participation certificates yet to be issued.

                                   Section 10

                              Protection of rights

The existence of the profit participation certificates remains unaffected by a merger of the corporation with other corporations or a change of the corporate form or a transfer of its assets to another person in consolidation or through an increase or a decrease of its stated capital. Should such a transaction affect the adequacy of the consideration for the profit participation certificates substantially, then the rights of the owners of the profit participation certificates shall be adapted to the changed circumstances by an express and unilateral declaration of the corporation named "declaration of modification" and made according to rules of equity (Section 315 BGB).

                                   Section 11

                                  Miscellaneous

(1) For the valid and timely giving of notice of the corporation to the owners of profit participation certificates, a publication in the German Federal Gazette is sufficient in all cases. A notice to the individual owners of profit participation certificates is not necessary.

(2) These conditions are subject to the laws of the Federal Republic of Germany.

(3) The validity of these profit participation certificate conditions as such remains unaffected, even if any provision of the profit participation certificate conditions should be invalid or unenforceable. In this case a provision is deemed applicable which is valid and enforceable and which comes as close as possible to what was intended by these conditions.